Exhibit 99.1

Borr Drilling Limited Announces Second Quarter 2026 Results

Hamilton, Bermuda, August 11, 2026: Borr Drilling Limited (NYSE and OSE: BORR) (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and six months ended June 30, 2026.

Highlights

•	Second Quarter total operating revenues of $232.3 million, a decrease of $14.7 million or 6% compared to the first quarter of 2026.
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Second Quarter net loss of $241.4 million compared to net loss of $29.0 million in the first quarter of 2026, primarily driven by a $176.3 million debt extinguishment charge related to the refinancing of our senior secured notes due 2028 and 2030 and convertible bonds due 2028.

•	Second Quarter Adjusted EBITDA of $43.8 million, a decrease of $44.7 million or 51% compared to the first quarter of 2026.
•	Refinanced substantially all existing debt through the issuance of senior secured notes due 2032 and 2034 and convertible notes due 2033, extending debt maturities and reducing financing costs.
•	Amended super senior revolving credit facility, increasing the commitments to $250.0 million, reducing the margin, extending the maturity date, and further strengthening liquidity.
•	Subsequent to quarter end, completed the acquisition of five premium jack-up rigs via new 50/50 joint venture for a total purchase price of $287 million.
•	Year-to-date 2026, the Company has been awarded 21 contract commitments, representing approximately 4,350 days and $541 million of Dayrate Equivalent Backlog.

Chief Executive Officer Bruno Morand commented:

“Our operational performance in the second quarter of 2026 resulted in technical utilization of 98.4% and economic utilization of 96.4%. Revenue for the period was $232.3 million, as the average number of rigs operating declined from 22.4 in Q1 to 21.2 in Q2.

Second Quarter Adjusted EBITDA was $43.8 million, a decline of $44.7 million compared with Q1. The sequential decrease was primarily driven by four factors. First, we incurred additional preparation work and regulatory approval activities for the Odin ahead of its contract in the U.S., with $22.5 million of operating expenses during the quarter, a $11.1 million quarter-on-quarter increase. Second, six rigs were transitioning between contracts during the quarter, leading to reduced revenue; however, this impact is now largely behind us as these rigs have now commenced their contracts. Third, the conflict in the Middle East drove incrementally higher insurance and fuel costs, with fuel costs also impacted by the rigs transitioning contracts, which together resulted in a $7.3 million quarter-on-quarter increase in rig operating expenses. Finally, we also recognized $10.8 million of credit losses related to a former customer in West Africa, an increase of $4.8 million compared to the prior quarter. Following this additional provision, we carry no net receivables from this customer on our balance sheet.

Contract preparation for the Odin took longer than anticipated with regulatory approvals received in mid-July. In light of operating constraints during the hurricane season, we agreed with our customers to revise the rig’s deployment sequence to improve overall operating efficiency. The Odin is currently preparing to mobilize to its first location, where it will commence the previously announced two-well firm contract with an undisclosed customer. Upon completion of this contract, the rig is expected to transition directly to Cantium. We are disappointed with the delays for the Odin, and the initial start-up requirements were greater than we would typically expect when entering a new market. This resulted in higher cost and delays in revenue.

The elevated rig transition activity experienced during Q2 is now substantially complete. The Idun, Gunnlod, Skald, Sif, Natt and Prospector 5, which were transitioning into or between contracts during the quarter, are now fully operational. Together with the commencement of the Odin contract, we expect to average approximately 23 active rigs during Q3. Based on this projected activity level, we expect Adjusted EBITDA for Q3 to improve significantly from the second quarter.

Since the last earnings report, we have secured eight contract commitments, representing over 2,100 days of additional firm work. 2026 contract coverage is now at 73% at an average dayrate of approximately $134,000 per day with coverage in the second half of the year of 70%.

During the quarter, we successfully refinanced substantially all of our debt through the issuance of $300 million of convertible notes and $2,035 million of senior secured notes, while also upsizing our super senior RCF to $250 million. These transactions extended our maturities, reduced financing costs, and further strengthened our liquidity.

Subsequent to quarter end, our 50/50 joint venture with our long-term Mexican well construction partner completed the purchase of five premium jack-ups from Fontis at an attractive valuation and with limited equity committed. Currently, three of these rigs are contracted, with two of them operating and the third expected to commence operations later in Q3 2026. Our focus now is deploying the remaining rigs and converting the opportunity pipeline into contracted work.

In closing, the Middle East conflict has reduced near-term visibility, delaying tenders, contract start dates, and the region’s recovery. This uncertainty is also affecting several other offshore markets, though not all, making it difficult to provide a crisp outlook for our activity. What is clear, however, is that the prolonged disruption in the Strait of Hormuz has driven global inventories to exceptionally low levels. Rebuilding those inventories, even under a moderate demand outlook, will require sustained production drilling, both onshore and offshore. We therefore expect the market to strengthen as stability returns. Our priorities are clear: deploy our expanded premium jack-up fleet, use its scale and quality to navigate changing market conditions, and deliver value to shareholders as the cycle improves.”

Conference Call:

A conference call and webcast are scheduled for 09:00 New York time (15:00 CEST) on Wednesday, August 12, 2026.

In order to listen to the live presentation, participants may do one of the following:

a)    Webcast
To access the webcast, please use the following link: https://edge.media-server.com/mmc/p/69yr7kfu

b)    Conference Call
To register for the conference call, please use the following link: https://register-conf.media-server.com/register/BI9a8feba2bec24305a13e1ae81e2cf8eb

Participants will receive dial-in details on screen and via email and may choose to dial in with their unique PIN or select “Call me” and provide telephone details for the system to link them automatically.

Participants are encouraged to dial in 10 minutes before the start of the call.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026 under the ticker “BORR.” The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208, ir@borrdrilling.com